UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

LIONS GATE ENTERTAINMENT CORP.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended  (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 535919401

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,038,499 (1)(2)(3)(4)(5)(6)

	8.	Shared Voting Power 78,471 (1)(7)(8)

	9.	Sole Dispositive Power 4,038,499 (1)(2)(3)(4)(5)(6)

	10.	Shared Dispositive Power 78,471 (1)(7)(8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,116,970 (1)(2)(3)(4)(5)(6)(7)(8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.98% (9)

14.	Type of Reporting Person (See Instructions) IN

(1) As a result of the Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp. (the “Issuer”), Liberty Global Incorporated Limited (“LGIL”), Discovery Lightning Investments Ltd. (“DLIL”), John C. Malone (“Mr. Malone”), MHR Fund Management, LLC (“MHR”), Liberty Global plc (“Liberty Global”), Discovery Communications, Inc. (“Discovery”) and the affiliated funds of MHR party thereto (the “MHR Funds”), as amended by the Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among the Issuer, LGIL, DLIL, Mr. Malone, MHR, Liberty Global, Discovery and the MHR Funds (the “Amended Voting and Standstill Agreement”), Mr. Malone may be deemed to share beneficial ownership of Class A Voting Shares of the Issuer, no par value (“Class A Voting Shares”), beneficially owned by the other parties to the Amended Voting and Standstill Agreement.  Mr. Malone expressly disclaims the existence of, and membership in, a group with any or all of the other parties to the Amended Voting and Standstill Agreement. See Items 4, 5 and 6.

(2) Includes 1,717,399 Class A Voting Shares held in a revocable trust with respect to which Mr. Malone is the sole trustee and has the right to revoke such trust at any time.

(3) Includes 145,739 Class A Voting Shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(4) Includes 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation as to which shares Mr. Malone has disclaimed beneficial ownership.

(5) Includes 114,592 Class A Voting Shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(6) Includes 1,935,769 Class A Voting Shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(7) This amount does not reflect (A) the 2,500,000 Class A Voting Shares owned by DLIL, reported as beneficially owned in Amendment No. 3 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, (B) the 4,049,972 Class A Voting Shares owned by LGIL, reported as beneficially owned in Amendment No. 4 to Schedule 13D, filed with the SEC on September 6, 2019, or (C) an aggregate of 15,924,902 Class A Voting Shares beneficially owned by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR, MHR Holdings LLC, and Mark H. Rachesky, M.D., as reported in Amendment No. 24 to Schedule 13D, filed with the SEC on December 21, 2018.

(8) Includes 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone retains the right to substitute assets held by the Trusts and disclaims beneficial ownership of the shares held by the Trusts.

(9) Based upon 82,654,510 shares of Class A Voting Shares outstanding as of August 5, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIONS GATE ENTERTAINMENT CORP.

This Statement relates to the Class A Voting Shares, no par value (the “Class A Voting Shares”), of Lions Gate Entertainment Corp., a corporation organized and existing under the laws of the Province of British Columbia (“Lions Gate” or the “Issuer”).  This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by John C. Malone (“Mr. Malone” or the “Reporting Person”) on November 20, 2015, as amended by Amendment No. 1 filed with the SEC on July 11, 2016, Amendment No. 2 to this Schedule 13D filed with the SEC on December 13, 2016, and Amendment No. 3 to this Schedule 13D filed with the SEC on August 19, 2019 (collectively, “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

This Amendment is being filed to reflect open market sales of Class A Voting Shares by the Reporting Person since the last amendment to this Schedule 13D that exceed 1% of the outstanding shares of Class A Voting Shares.  Sales made since August 16, 2019 have been pursuant to the trading plan as contemplated under rule 10b5-1 of the Exchange Act that has been filed with Amendment No. 3 to this Schedule 13D.  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Since the last amendment to this Schedule 13D, the Reporting Person has engaged in the transactions in Class A Voting Shares set forth on Appendix A hereto.  These transactions were made pursuant to the Trading Plan (as defined in Amendment No. 3 to this Schedule 13D).

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Mr. Malone beneficially owns 4,116,970 Class A Voting Shares (including (1) 1,717,399 Class A Voting shares held in a revocable trust for which Mr. Malone is the sole trustee and has the right to revoke such trust at any time, (2) 145,739 Class A Voting Shares held by his wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership, (3) 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation (the “Land Foundation”), as to which shares Mr. Malone disclaims beneficial ownership, (4) 1,935,769 Class A Voting Shares held by the Malone Starz 2015 Charitable Remainder Trust (“2015 CRT”) and 114,592 shares held by the John C. Malone June 2003 Charitable Remainder Trust (“2003 CRT”), with respect to each of which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest, and (5) 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which Mr. Malone disclaims beneficial ownership). These Class A Voting Shares represent approximately 4.98% of the outstanding Class A Voting Shares. The foregoing percentage interest is based on 82,654,510 total Class A Voting Shares outstanding on August 5, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

Subject to certain exceptions, Mr. Malone is required to vote the Class A Voting Shares beneficially owned by him in respect of certain matters in accordance with the Amended Voting and Standstill Agreement. See the description of the Amended Voting and Standstill Agreement in Item 6 of the Schedule 13D, which is incorporated herein by reference.

Mr. Malone, and, to his knowledge, his wife, the 2015 CRT, the 2003 CRT and the Land Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective Class A Voting Shares.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the Class A Voting Shares held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

The beneficial ownership information set forth above does not include any Class A Voting Shares of the Issuer beneficially owned by the MHR Funds or their affiliates (including Mark H. Rachesky, M.D., the Chairman of the Issuer’s board of directors (“Dr. Rachesky”)), Discovery, DLIL, Liberty Global or LGIL.  As a result of the agreements described in Item 6 of the Schedule 13D, Mr. Malone may be deemed to beneficially own and share voting and/or dispositive power over the Class A Voting Shares beneficially owned by the other parties to the Amended Voting and Standstill Agreement and their respective affiliates.  Based on Amendment No. 24 to Schedule 13D, filed with the SEC on December 21, 2018, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the MHR Funds) and Dr. Rachesky beneficially own an aggregate of 15,924,902 Class A Voting Shares (approximately 19.3% of the total number of Class A Voting Shares outstanding).  Based on Amendment No. 2 to Schedule 13D, filed with the SEC on February 13, 2017, Discovery and DLIL beneficially own an aggregate of 2,500,000 Class A Voting Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding). Based on Amendment No. 4 to Schedule 13D, filed with the SEC on September 6, 2019, Liberty Global and LGIL beneficially own an aggregate of 4,049,972 Class A Voting Shares (approximately 4.9% of the total number of Class A Voting Shares outstanding).

This Amendment is not an admission or acknowledgement that Mr. Malone constitutes a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the other parties to the Amended Voting and Standstill Agreement.

(c)                               During the period August 19, 2019 through September 6, 2019, the Reporting Person sold 1,444,941 Class A Voting Shares as set forth on Appendix A hereto. Other than as described in this Amendment, none of Mr. Malone or, to his knowledge, Leslie Malone, the 2015 CRT, the 2003 CRT, the Land Foundation or the Trusts, have executed any transactions in respect of the Class A Voting Shares within the last sixty days.

(d)                                 Not applicable.

(e)                                  Mr. Malone and, to his knowledge, Leslie Malone, the 2015 CRT, the 2003 CRT, the Land Foundation and the Trusts ceased to be the beneficial owner of more than five percent of the Class A Voting Shares on September 6, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2019
Date

/s/ John C. Malone
John C. Malone

Appendix A

Sale transactions during the period August 19, 2019 through September 6, 2019

The table below specifies the date, quantity, weighted-average sale price and range of price per share of Class A Voting Shares of Lions Gate Entertainment Corp, sold by Mr. Malone during the period August 19, 2019 through September 6, 2019. Mr. Malone undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price. All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Sold	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)

8/19/2019	161,001	11.06482	10.79 – 11.33
8/20/2019	66,878	10.90205	10.77 – 11.12
8/21/2019	80,356	10.74308	10.55 – 10.86
8/22/2019	84,623	10.76900	10.60 – 10.88
8/23/2019	89,570	10.51830	10.33 – 10.76
8/26/2019	68,835	10.49290	10.38 – 10.65
8/27/2019	63,134	10.20296	10.02 – 10.54
8/28/2019	100	10.00000	10.00 – 10.00
9/3/2019	211,863	9.29930	8.90 – 9.47
9/4/2019	244,051	9.63430	9.48 – 9.90
9/5/2019	296,074	10.09456	9.66 – 10.25
9/6/2019	78,456	10.69480	10.47 – 10.92